Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

At a Joint Special Meeting of the stockholders of the First Opportunity Fund, Inc.’s (the “Fund”),  Boulder Growth & Income Fund, Inc. (“BIF”), Boulder Total Return Fund, Inc., and The Denali Fund Inc., held on November 14, 2014, the stockholders of the Fund approved the following proposals presented:

Proposal 1:

To approve an amendment to Article IV of the Fund’s Articles of Amendment and Restatement eliminating the right of stockholders to demand the fair value for their shares but only upon reorganization of the Fund with and into another affiliated registered investment company.

	# of Votes Cast	% of Votes Cast
For	17,259,374	86.95%
Against	2,500,402	12.59%
Abstain	90,453	0.46%
Total	19,850,229	100.00%

Proposal 2:

To approve an agreement and plan of reorganization pursuant to which the Fund would transfer all of its assets to BIF in exchange for shares of BIF, and the assumption by BIF of all of the liabilities of the Fund.

	# of Votes Cast	% of Votes Cast
For	17,965,274	90.50%
Against	1,793,557	9.04%
Abstain	91,397	0.46%
Total	19,850,228	100.00%